Professional Engineering Services

Authorized Federal Supply Schedule Price List

SYS
9620 Chesapeake Drive, Suite 201
San Diego, California 92123
(858) 715-5500
www.syys.com

Federal Supply Group: 87
Contract Number: GS-23F-0081L
Contract Period:
January 5, 2001 - December 31, 2005
Business Size: Small
Cage Code: 8A244
TPIN: 95-2467354

Table of Contents

- **Overview**
- **Customer Information**
- **Description of Special Item Numbers**
- **Ordering Instructions and Guidelines**
- **GSA Scheduled Price List**
- **Incidentals/Materials Price List**

SYS Overview

For over thirty years, **SYS** has provided quality engineering and logistics support services to government and commercial customers. These services range from concept formulation and development for new systems and capabilities, to life cycle support of in-service systems. **SYS** has always risen to the challenge of new and evolving technology, techniques and capabilities to meet our customers' needs. Our General Services Administration (GSA) Professional Engineering Services (PES) Schedule contract for planning; development and analysis; design, engineering and integration; test and evaluation; and integrated logistics support, acquisition and life cycle management is the latest addition to our government contracting vehicles.

Our engineering and logistics management expertise has evolved in response to our customers' requirements. This expertise is central to the broad range of management, engineering and logistics support we provide. Some of our work experience includes concept studies, feasibility studies, systems and equipment design, prototype procurement, test development and evaluation, system installation design and installation support, integrated logistics support development and life-cycle support.

These services are routinely performed at our own facilities, at our customer facilities and at industrial complexes worldwide. Services range from highly abstract concept development with program implementation cost and time estimates to hands-on support for in-service systems wherever they may be located.

SYS has been and continues to be under contract to provide professional engineering services to the U.S. Navy to support program managers in engineering and logistics development and support of weapons systems, combat systems and sub-systems such as radar, launcher and communications systems. We also continue long term support of the development, implementation and life cycle support of shipboard materials handling and replenishment systems.

The complexity of the electronic, electrical and mechanical systems we develop and support requires us to maintain a workforce with broad systems engineering and logistics capabilities and up-to-date skills. Our personnel have the required education, training, experience and skills to provide quality products in a cost effective and timely manner.

Our C4I Division provides top level system engineering, effects based planning capability development; program management and business development support; organizational management support; advanced concept development, test and evaluation; C4ISR system architecture design; information operations capabilities and numerous related Special Compartmented Information (SCI) efforts. The initial customer base includes SPAWAR Systems Center San Diego, Boeing Phatomworks, Program Executive Office Strike Weapons and Unmanned Aviation. The Division personnel work closely with other services and Joint Agencies as well as with Office of Naval Research, Defense Advanced Research Program Agency, ASN RD&A, OPNAV, Naval Warfare Development Center (NWDC), Joint Battle Center (JBC), and Battelle Labs.

As your requirements develop for engineering and logistics support, consider the use of this GSA PES contract. We are always available to provide specific information concerning our background, skills and capabilities that may meet your needs.

 We invite you to visit our Web Site at www.syys.com.

Customer Information

       1a. Special Item Numbers: (note 1)
             SIN 871-1 Strategic Planning for Technology Programs/Activities
             SIN 871-2 Concept Development and Requirements Analysis
             SIN 871-3 System Design, Engineering and Integration
             SIN 871-4 Test and Evaluation
             SIN 871-5 Integrated Logistics Support
             SIN 871-6 Acquisition and Life Cycle Management
       1b. See price list
       2. Maximum Order: (note 2) $750,000
       3. Minimum Order: $100
       4. Geographic Coverage: National
       5. Points of Production: Oxnard and San Diego, California and Arlington, Virginia
       6. Discount from list prices or Statement of Net Price: Government customers receive 10% discount on all Commercial Prices
       7. Quantity Discounts: None

8. Prompt Payment Terms: Net 30 days

9a. Annotate if Government Commercial Credit Card is Accepted: Yes

9b. Discount of payment by Government Commercial Credit Card: None

10. Foreign Items: None

11a. Time of Delivery: Determined by individual order

11b. Expedited Delivery: N/A

11c. Overnight and 2-Day Delivery: N/A

11d. Urgent Requirements: N/A

12. F.O.B. Points: Destination

13. Ordering Address:

    SYS
    POC: **Jackie Archibald** 1721 Pacific Avenue, Ste. 210
    jarchibald@syys.com Oxnard CA 93033
    (805) 486-4444

14. Payment Address:

    SYS
    POC: **Mike Fink** 9620 Chesapeake Drive, Ste. 201
    mfink@syys.com San Diego CA 92123
    (858) 715-5500

15. Warranty provision: **SYS** will exercise due professional care and competence in the performance of services provided.

16. Export Packing Charge: N/A

17. Terms and Conditions of Government Commercial Credit Card Acceptance: Net 30 days

Note 1: *See next page for a more detailed description of each SIN.*

Note 2: *Agencies are authorized to order in excess of this amount, but may seek a price reduction for orders placed over this amount.*

Description of Special Item Numbers (SINs) for Professional Engineering Services

1. SIN 871-1: Strategic Planning for Technology Programs and/or Activities: Services required under this SIN involve the definition and interpretation of high-level organizational engineering performance requirements such as, projects, systems, missions, etc., and the objectives and approaches to their achievement.Examples include but are not limited to: evaluation and preliminary definition of new and/or improved performance goals for navigation satellites, useful service life, accuracy and resistance to natural and man-made electronic interference.

2. SIN 871-2: Concept Development and Requirements Analysis: Services required under this SIN involve abstract or concept studies and analysis, requirements definition, preliminary planning, the evaluation of alternative technical approaches and associated costs for the development or enhancement of high level general performance specifications of a system, project, mission or activity. Examples include but are not limited to: development and analysis of the total mission profile and life cycle of the improved satellite including examination of performance and cost tradeoffs.

3. Sin 871-3: System Design, Engineering and Integration: Services required under this SIN involve the translation of a system concept into a preliminary and detailed design, performing risk identification/analysis/mitigation, traceability, and then integrating the various components to produce a working prototype or model of the system. Examples include but are not limited to: navigation satellite concept produced in the preceding stage will be converted to a detailed engineering design package, performance will be computer simulated and a working model will be built for testing and design verification.

4. SIN 871-4: Test and Evaluation: Services required under this SIN involves the application of various techniques demonstrating that a prototype system performs in accordance with the objectives outlined in the original design. Examples include but are not limited to: navigation satellite working model will be subjected to a series of tests which may simulate and ultimately duplicate its operation environment.

5. SIN 871-5: Integrated Logistics Support: Services required under this SIN involve the analysis, planning and detailed design of all engineering specific logistics support including material goods, personnel, and operational maintenance and repair of systems throughout their life cycles. Examples include but are not limited to: full range of life cycle logistics support for the navigation satellite will be identified and designed in this stage including training, operation and maintenance requirements, and replacement procedures.

6. SIN 871-6: Acquisition and Life Cycle Management: Services required under this SIN involve all of the planning, budgetary, contract and systems/program management functions required to procure and/or produce, render operational, and provide life cycle support to technology-based systems, activities, subsystems, projects, etc. Examples include but are not limited to: during this stage the actual manufacturing, launch, and performance monitoring of the navigation satellite will be assisted through project management, configuration management, reliability analysis, engineering retrofit improvements and similar functions.

Ordering Instructions and Guidelines

Getting Started: When you determine that outside assistance may be needed, your project manager should work closely with the agency procurement office to develop a statement of work (SOW). Your procurement office should then request proposals or expressions of interest from a minimum of three Professional Engineering Services (PES) contractors. A listing of these contractors is available on the GSA Web Site at http://www.gsa.gov/. Further formal competition to determine a vendor's technical capabilities is not required because GSA has already determined that Schedule holders are qualified to perform the services.

Issuing a Delivery order: Establishing a delivery order under the PES is relatively simple and can usually be accomplished quickly (within a few days). Your activity through the agency procurement office issues a delivery order directly to the contractor for the required services based on the SOW. Selection of the contractor must be based on one of the following approaches, before the delivery order may be issued:

> **1.** Contact and/or review the catalogs of at least three PES firms, or
> **2.** Request oral proposals from at least three PES firms, or
> **3.** Request written proposals from at least three PES firms.

Federal Acquisition Regulations (FAR) Part 13 does not apply when agency requirements are satisfied through a FSS and ordering activities are not required to seek full and open competition, synopsize the requirement, or make a determination of fair and reasonable pricing. This process has already been accomplished for you. GSA does not prescribe a particular delivery order method; however, you must specify the type of services required, delivery time(s), and a task order pricing method (using either fixed price or labor hour pricing).
Establishing a Blanket Purchase Agreement: If you anticipate a repetitive need for services, you may wish to establish a Blanket Purchase Agreement (BPA). BPAs can be established for your activity, only, or they may be established agency-wide. The BPA is particularly useful when ordering activities wish to purchase a wide range of consulting services, but the exact items and delivery requirements are not known in advance and may vary considerably from order to order. BPAs may be established directly with PES contractors. FAR Part 13, Subpart 13.202 (c) (3) specifically addresses establishing BPAs with PES contractors.

SYS Point of Contact: Jackie Archibald
(805) 486-4444, ext. 245
Jarchibald@syys.com

GSA Schedule Price List
Professional Engineering Services
Special Item Numbers 871-1 through 6
Pricing (Hourly Rates) Base Years 1-5

Labor Category	Year 1 1/05/01 to 12/31/01	Year 2 01/01/02 to 12/31/02	Year 3 01/01/03 to 12/31/03	Year 4 01/01/04 to 12/31/04	Year 5 01/01/05 to 12/31/05
Sr Program Manager	79.63	82.50	85.47	88.54	91.73
Program Manager	70.51	73.05	75.68	78.40	81.23
Sr Project Manager	66.25	68.64	71.11	73.67	76.32
Project Manager	51.58	53.44	55.36	57.35	59.42
Jr Project Manager	44.67	46.28	47.94	49.67	51.46
Sr Ops Research Analyst	124.77	129.26	133.92	138.74	143.73
Ops Research Analyst	61.99	64.22	66.53	68.93	71.41
Sr Bus Process Engr	75.71	78.44	81.26	84.18	87.22
Business Process	67.20	69.62	72.13	74.72	77.41

Engr					
Jr Bus Process Engr	56.79	58.83	60.95	63.15	65.42
Sr Sys Engineer/Analyst*	112.50	116.55	120.75	125.09	129.60
Systems Engr/Analyst	65.30	67.65	70.09	72.61	75.22
Jr Systems Engr/Analyst	48.27	50.01	51.81	53.67	55.61
Sr Elec/Electronics Engr	77.61	80.40	83.30	86.30	89.40
Elec/Electronics Engr*	72.00	74.59	77.28	80.06	82.94
Jr Elec/Electronics Engr	55.37	57.36	59.43	61.57	63.78
Sr Mechanical Engineer	65.30	67.65	70.09	72.61	75.22
Mechanical Engineer *	72.00	74.59	77.28	80.06	82.94
Jr Mechanical Engineer	47.78	49.50	51.28	53.13	55.04
Naval Architect*	108.00	111.89	115.92	120.09	124.41
Subj Matter Exp Cons	124.77	129.26	133.92	138.74	143.73
Sr Test & Certif Engr	65.30	67.65	70.09	72.61	75.22
Test & Certification Engr	51.58	53.44	55.36	57.35	59.42
Jr Test & Certif Engr	46.75	48.43	50.18	51.98	53.85
Sr Field Engineer	55.56	57.56	59.63	61.78	64.00
Field Engineer	47.27	48.97	50.73	52.56	54.45
Jr Field Engineer	35.96	37.25	38.60	39.99	41.42
Sr Technician	60.57	62.75	65.01	67.35	69.77
Technician	48.02	49.75	51.54	53.40	55.32
Jr Technician	39.75	41.18	42.66	44.20	45.79

Sr Prog/Project Analyst	78.74	81.57	84.51	87.55	90.71
Prog/Project Analyst	54.23	56.18	58.20	60.30	62.47
Jr Prog/Project Analyst*	67.50	69.93	72.45	75.06	77.76
Sr Logistics Engr/Analyst	79.63	82.50	85.47	88.54	91.73
Logistics Engr/Analyst	66.25	68.64	71.11	73.67	76.32
Jr Logistics Engr/Analyst	53.95	55.89	57.90	59.99	62.15
Sr Training Spec/Analyst	67.20	69.62	72.13	74.72	77.41
Training Spec/Analyst	44.67	46.28	47.94	49.67	51.46
Jr Training Spec/Analyst	34.54	35.78	37.07	38.41	39.79
Sr Config Mgmt Spec	70.98	73.54	76.18	78.93	81.77
Config Mgmt Spec	53.95	55.89	57.90	59.99	62.15
Jr Config Mgmt Spec	48.27	50.01	51.81	53.67	55.61
Group Facilitation Spec	77.61	80.40	83.30	86.30	89.40
Sr Network Engineer*	112.50	116.55	120.75	125.09	129.60
Network Engineer	75.71	78.44	81.26	84.18	87.22
Jr Network Engineer*	45.00	46.62	48.30	50.04	51.84
Sr Software Engineer	75.71	78.44	81.26	84.18	87.22
Software Engineer*	63.00	65.27	67.62	70.05	72.57
Jr Software Engineer*	58.50	60.61	62.79	65.05	67.39
Sr Documentation Spec	53.00	54.91	56.88	58.93	61.05
Documentation	47.32	49.02	50.79	52.62	54.51

Specialist					
Jr Documentation Spec	34.54	35.78	37.07	38.41	39.79
Sr Designer	55.37	57.36	59.43	61.57	63.78
Designer	35.96	37.25	38.60	39.99	41.42
Sr Graphics Artist Illustr	75.71	78.44	81.26	84.18	87.22
Graphics Artist Illustrator	53.95	55.89	57.90	59.99	62.15
Jr Graphics Artist Illustr	33.88	35.10	36.36	37.67	39.03
Sr Administrative Asst	47.79	49.51	51.29	53.14	55.05
Administrative Assistant	42.32	43.84	45.42	47.06	48.75
Jr Administrative Asst	28.39	29.41	30.47	31.57	32.70
Sr Clerical	26.50	27.45	28.44	29.47	30.53
Clerical	22.71	23.53	24.37	25.25	26.16
Jr Clerical	18.93	19.61	20.32	21.05	21.81
C4ISR Program Manager	124.77	129.26	133.92	138.74	143.73
C4ISR SystemEngineer	124.77	129.26	133.92	138.74	143.73
C4ISR PrincipalEngineer	124.77	129.26	133.92	138.74	143.73
C4ISR FacilitiesManager	94.36	97.76	101.28	104.92	108.70
C4ISR ProjectManager	104.82	108.59	112.50	116.55	120.75
C4ISR NetworkEngineer	63.94	66.24	68.63	71.10	73.66
C4ISR Sr Scientist	124.77	129.26	133.92	138.74	143.73
C4ISR Sr Software Engr	104.82	108.59	112.50	116.55	120.75
C4ISR Systems	104.32	108.08	111.97	116.00	120.17

Analyst					
C4ISR Data Mgt Spec	28.34	29.36	30.42	31.51	32.65

* Denotes Commercial Labor Categories discounted by 10% to Government Agencies.

PES CONTRACT # GS-23F-0081L INCIDENTALS/MATERIALS PRICE LIST	
Description	**Unit Price**
MHE Rentals	
Forklift Rentals	$ 1,140.00
Office Furniture	
Facilities Office Space	$ 3,400.00
Cell Telephones (monthly services)	$ 79.90
Office Desk	$ 248.00
Office Chair	$ 89.00
Computer Table	$ 125.00
File Cabinets	$ 105.00
Office Shredder	$ 740.00
Room Partitions	$ 800.00
Shelf Book Cases	$ 252.00
Shipping Charges	
Federal Express	$ 34.00
UPS Overnight	$ 22.00
Express Mail	$ 28.35
Golden State Overnight	$ 19.95
Reproduction/Copies	
Kinko's (color copies, collating, hand folding, double-sided copies)	$ 85.00
Film Development and Processing	$ 115.00
C & R Blueprints (reduction of drawings, blueprints, aperture cards)	$ 100.00
Image Source (laminating, custom prints and mounting boards.	$ 115.00
Kelly Paper: Micro Print paper Glossy paper; Laser paper Specialties paper	$ 115.00 $ 125.00 $ 130.00
Subject Matter Experts: Level 1	
PHD - Scientists - Advisors (Research and Development Advisory) Qualified and recognized	$ 136.35/hour

within a professional community as an innovator of leading edge concepts and technology which may include conducting research and development within a field or program. The candidate requires an educational background at the Doctorate level or at the level of a professor on a college or university staff or is a recognized equivalent within a profession or a community. Acts as a high level advisor to government, education and industry leaders in the subject matter field.	
Subject Matter Experts: Level 2	
Journeyman - Licensed, Registered and/or Recognized Consultant: Practicing Professionals within a field. Qualified by institutional degrees based on education requirements and recognized within a community through accreditation, registration, certification or licensing by a regulatory agency or society. Authorized to practice within the profession or field as an accomplished professional as attested to by the governing agency or society.	$102.26/hour
Subject Matter Experts: Level 3	
Trade Specialists (Operate - Maintain - Produce) Qualified journeyman level as governed by a formal qualifying process or recognition within a well known and commonly recognized organization or community.	$ 73.85/hour
Computer (Hardware/Software)	
Computers (Gateway/Dell)	$ 3,550.00
Printers (Laser, Epson Color)	$ 200.00
Scanners	$ 250.00
Copiers	$ 1,735.00
Fax machine	$ 300.00
CompUSA; cables, keyboards, video card, monitors, hard drives	$ 575.00
CompUSA; Software Packages and Upgrades	$ 1,200.00
Training Sessions/Specialized Training	
Managing Windows 2000/NT	$ 275.00
Workstation Networking	$ 275.00
Network PC Support	$ 275.00
Software/Hardware Engineering	$ 275.00
General Office Supplies	
Color coding labels	$ 10.00
File Folders	$ 25.00
Uniball Pens (red, blue and black)	$ 30.00
Letter folders with fasteners	$ 21.50
Clips (large, medium, and small)	$ 13.00
Diskettes	$ 25.00
Assorted file labels for laser printer	$ 10.00
Zip Disk (10 per box)	$ 112.50

Wall calendars	$ 10.00
Toner cartridge	$ 103.00
Hanging file folders	$ 11.35
Avery sheet protectors	$ 14.75
Power strips	$ 28.40
Heavy duty electric stapler	$ 68.00
Transparencies	$ 12.00
Tape dispenser and tape refills	$ 5.00
Highlighters	$ 5.00
Dry eraser kit	$ 19.50
Rolodex	$ 25.00
Binders (clear overlay)	$ 5.50
Easel pad	$ 22.75
Yellow writing pads	$ 8.00
White writing pads	$ 8.00
Steno pads	$ 11.35
Straight cut manila folders	$ 8.00
3 Hole punch	$ 10.00
Clasp envelopes (9 x 12 and 10 x 13)	$ 10.20
Stapler and staples	$ 10.20
Classification folders (2 dividers)	$ 14.75
Report covers	$ 6.80
White board (pens and eraser)	$ 195.00